Exhibit 3.32
CERTIFICATE OF AMENDMENT
OF
Elk Hills Power, LLC
It is hereby certified that:
1.    The name of the limited liability company (hereinafter called the "limited liability company") is Elk Hills Power, LLC
2.    The Certificate of Formation of the limited liability company is hereby amended by striking out Article 2 thereof and by substituting in lieu of said Article the following new Article:
The registered office of the limited liability company within the State of Delaware is hereby changed to 1209 Orange Street, in the City of Wilmington 19801, County of New Castle.
The registered agent of the limited liability company within the State of Delaware is hereby changed to The Corporation Trust Company, the business office of which is identical with the registered office of the limited liability company as hereby changed.
3.    This Certificate of Amendment shall be effective upon filing.
Executed on the 18 July, 2001.
By: /s/ S. P. Parise
Name: S. P. Parise
Title: Authorized Person